FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name: Title:	Takyung (Sam) Tsang Chief Financial Officer

Date: November 13, 2006

Exhibit 99.1

China Medical Technologies, Inc. Announces Proposed Offering of US$100 Million Convertible Senior Subordinated Notes

BEIJING, CHINA. – (November 13, 2006) – China Medical Technologies, Inc. (Nasdaq: CMED) today announced its proposed offering, subject to market and other conditions, of US$100,000,000 principal amount of Convertible Senior Subordinated Notes due 2011 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). China Medical also expects to grant the initial purchaser an option to purchase up to an additional US$25,000,000 principal amount of notes to cover overallotments, if any.

Concurrent with the offering, the Company plans to enter into a simultaneous share repurchase program of approximately US$30.0 million. China Medical intends to use the remaining proceeds for general corporate purposes and for the acquisitions of businesses, products and technologies that it believes will compliment its existing business.

The convertible senior subordinated notes to be offered have not been registered under the Securities Act or the securities laws of any other jurisdiction. Unless they are registered, the convertible senior subordinated notes may be offered or sold only in transactions that are exempt from registration under the Securities Act and the securities laws of any other jurisdiction.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

About China Medical

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets products using high intensity focused ultrasound for the treatment of solid cancers and benign tumors and advanced in-vitro diagnostics products using enhanced chemiluminescence technology, to detect and monitor various diseases and disorders. For more information, please visit our website at www.chinameditech.com.

China Medical Forward-Looking Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s expectation to this proposed offering of the notes, its plan to repurchase its shares and its intended use of the remaining proceeds from this offering contains forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in China Medical’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Tel: 86 10 6530 8833

Email: IR@chinameditech.com

Tip Fleming

Christensen

Tel: 1 917 412 3333

Email: tipfleming@ChristensenIR.com

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